ANGLO AMERICAN

08005104

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

17 September, 2008

SEC
Mail Processing
Section
[redacted]
Washington, DC
103

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 5 August – 18 September 2008

PDMR/Directors' interests

- SIP awards – 8 Aug
- Mervyn Walker award – 2 Sep
- SIP awards – 8 Sep
-

Other

- Anglo American plc – Total voting rights 4 Aug
- AA plc – Minas Rio and Amapa iron ore projects 6 Aug
- Publication of offering circular – 13 Aug
- AA plc dividend amounts sterling Euros – 27 Aug
- Anglo American plc Total Voting Rights – 1 Sep

For and on behalf of Anglo American plc

Yours faithfully

C Marshall

Companies Secretary

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 100,000 of its ordinary shares on 17 September 2008 at prices between £20.65 and £21.82 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 25,433,510 ordinary shares in treasury, and has 1,317,483,204 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 186,773 of its ordinary shares on 16 September 2008 at prices between £21.75 and £23.29 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 25,333,510 ordinary shares in treasury, and has 1,317,583,204 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
17 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 194,471 of its ordinary shares on 15 September 2008 at prices between £23.43 and £24.20 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 25,146,737 ordinary shares in treasury, and has 1,317,769,977 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
16 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 142,138 of its ordinary shares on 11 September 2008 at prices between £22.09 and £23.03 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 24,952,266 ordinary shares in treasury, and has 1,317,964,448 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
12 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 268,000 of its ordinary shares on 10 September 2008 at prices between £21.83 and £23.02 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 24,810,128 ordinary shares in treasury, and has 1,318,106,586 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 250,000 of its ordinary shares on 9 September 2008 at prices between £21.91 and £24.02 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 24,542,128 ordinary shares in treasury, and has 1,318,374,586 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
10 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 40,000 of its ordinary shares on 8 September 2008 at prices between £23.95 and £24.77 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 24,292,128 ordinary shares in treasury, and has 1,318,624,586 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
9 September 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Friday 5 September 2008:

1. 8,581 shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £23.55 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	5 ordinary shares
C B Carroll	(director)	5 ordinary shares
R J King	(PDMR)	5 ordinary shares
R Médori	(director)	5 ordinary shares
D Weston	(PDMR)	6 ordinary shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

C Marshall
Companies Secretary
8 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 300,000 of its ordinary shares on 5 September 2008 at prices between £22.99 and £24.55 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 24,252,128 ordinary shares in treasury, and has 1,318,664,586 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
8 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 247,000 of its ordinary shares on 4 September 2008 at prices between £24.39 and £26.03 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 23,952,128 ordinary shares in treasury, and has 1,318,964,586 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
5 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 190,108 of its ordinary shares on 3 September 2008 at prices between £25.54 and £26.68 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 23,705,128 ordinary shares in treasury, and has 1,319,211,586 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
4 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 300,000 of its ordinary shares on 2 September 2008 at prices between £26.29 and £27.65 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 23,515,020 ordinary shares in treasury, and has 1,319,401,694 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
3 September 2008

ANGLO AMERICAN plc (the "Company")

PDMR Share Interests

Following Mervyn Walker's appointment as a Person Discharging Management Responsibility ("PDMR") of the Company on 1 September 2008, Mr Walker has been granted an award of 33,238 ordinary shares in the Company. These shares will qualify for future dividends and will be released to him as to 50% on 1 September 2009 and 50% on 1 September 2010, subject to his remaining employed within the Group. This award compensates Mr Walker for incentives forfeited upon his appointment.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4 and Listing rule 9.6.11.

N Jordan
Company Secretary
2 September 2008

Registered office: 20 Carlton House Terrace, London SW1Y 5AN
Registered number: 3564138

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 78,310 of its ordinary shares on 1 September 2008 at prices between £27.72 and £29.04 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 23,215,020 ordinary shares in treasury, and has 1,319,701,694 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
2 September 2008

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 29 August 2008:

- it had 1,342,916,714 issued ordinary shares of US$0.54945 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;
- it held 23,136,710 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;
- accordingly, it had total voting rights of 1,319,780,004.

The total voting rights figure (1,319,780,004) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

N Jordan
Company Secretary
Anglo American plc
1 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 74,570 of its ordinary shares on 29 August 2008 at prices between £29.06 and £29.87 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 23,136,710 ordinary shares in treasury, and has 1,319,780,004 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
1 September 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 71,000 of its ordinary shares on 28 August 2008 at prices between £28.53 and £29.45 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 23,062,140 ordinary shares in treasury, and has 1,319,854,574 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
29 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 63,000 of its ordinary shares on 27 August 2008 at prices between £27.90 and £28.90 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 22,991,140 ordinary shares in treasury, and has 1,319,925,574 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
28 August 2008

ANGLO AMERICAN plc

Interim Dividend of US$0.44 per ordinary share
(Dividend no 19)

Amounts per ordinary share in Sterling and Euros

Further to the announcement of 31 July 2008, the equivalent of the dividend in Sterling is 23.8594 pence per share and in Euros is 29.8751 Euro cents per share based on exchange rates of US$1 = £ 0.54226 and US$1 = € 0.67898.

As announced on 31 July 2008, the equivalent of the dividend in South African Rand is R3.2490 per ordinary share.

Dividend warrants are scheduled to be mailed on Wednesday 17 September 2008 for payment on Thursday 18 September 2008.

Other details relating to the dividend are contained in the announcement of 31 July 2008 and are included on the Company's website www.angloamerican.co.uk

A W Hodges
Deputy Secretary
27 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 148,000 of its ordinary shares on 26 August 2008 at prices between £27.39 and £28.34 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 22,928,140 ordinary shares in treasury, and has 1,319,988,574 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
27 August 2008

K:\Min\Compsec\LSE\Buybacks from 21.12.07\UK only 27.8.08.doc

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 84,000 of its ordinary shares on 22 August 2008 at prices between £28.40 and £29.10 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 22,780,140 ordinary shares in treasury, and has 1,320,136,574 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
26 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 100,000 of its ordinary shares on 21 August 2008 at prices between £27.84 and £28.76 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 22,696,140 ordinary shares in treasury, and has 1,320,220,574 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
22 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 151,927 of its ordinary shares on 20 August 2008 at prices between £27.20 and £27.86 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 22,596,140 ordinary shares in treasury, and has 1,320,320,574 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
21 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 151,000 of its ordinary shares on 19 August 2008 at prices between £26.67 and £27.32 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 22,444,213 ordinary shares in treasury, and has 1,320,472,501 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
20 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 80,000 of its ordinary shares on 18 August 2008 at prices between £27.64 and £28.38 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 22,293,213 ordinary shares in treasury, and has 1,320,623,501 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
19 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 200,000 of its ordinary shares on 15 August 2008 at an average price of £28.06 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 22,213,213 ordinary shares in treasury, and has 1,320,703,501 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 826 of its ordinary shares on 14 August 2008 at an average price of £28.50 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 22,013,213 ordinary shares in treasury, and has 1,320,903,501 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
15 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 185,000 of its ordinary shares on 13 August 2008 at prices between £26.90 and £28.12 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 22,012,387 ordinary shares in treasury, and has 1,320,904,327 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
14 August 2008

Anglo American plc
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Publication of Supplementary Offering Circular

The following Supplementary Offering Circular has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Circular dated 13 August 2008 (the "**Supplementary Offering Circular**") to the Offering Circular dated 20 March 2008 relating to the U.S.$6,000,000,000 Euro Medium Term Note Program by Anglo American plc and Anglo American Capital plc (the "**Offering Circular**").

The Supplementary Offering Circular is supplemental to, and should be read in conjunction with, the Offering Circular.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2674B_1-2008-8-13.pdf

For further information, please contact:

Nicholas Jordan
Company Secretary
20 Carlton House Terrace
London SW1Y 5AN
Phone: +44 (0) 20 79688750
Fax: +44 (0) 207 968 8755

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular to which the Supplementary Offering Circular relates) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Supplementary Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 95,000 of its ordinary shares on 12 August 2008 at prices between £26.00 and £26.90 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 21,827,387 ordinary shares in treasury, and has 1,321,089,327 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 102,000 of its ordinary shares on 11 August 2008 at prices between £26.68 and £27.61 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 21,732,387 ordinary shares in treasury, and has 1,321,184,327 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
12 August 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Thursday 7 August 2008:

1. 7,542 shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £28.48 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	5 ordinary shares
C B Carroll	(director)	4 ordinary shares
R J King	(PDMR)	5 ordinary shares
R Médori	(director)	5 ordinary shares
D Weston	(PDMR)	4 ordinary shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

C Marshall
Companies Secretary
8 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 150,000 of its ordinary shares on 8 August 2008 at prices between £26.35 and £27.68 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 21,630,387 ordinary shares in treasury, and has 1,321,286,327 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 135,000 of its ordinary shares on 7 August 2008 at prices between £27.10 and £28.85 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 21,480,387 ordinary shares in treasury, and has 1,321,436,327 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
8 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 130,000 of its ordinary shares on 6 August 2008 at prices between £27.45 and £28.94 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 21,345,387 ordinary shares in treasury, and has 1,321,571,327 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
7 August 2008

ANGLO AMERICAN

News Release

6 August 2008

Anglo American completes transaction to acquire control of the Minas-Rio and Amapá iron ore projects

Further to the announcement dated 28 July 2008, Anglo American announces that it has completed the transaction through which Anglo American has acquired control of the Minas-Rio iron ore project and the Amapá iron ore system in Brazil for US$3.5 billion in cash.

Anglo American has acquired a 63.3% shareholding in IronX, which holds a 51% interest in the Minas-Rio iron ore project and a 70% interest in the Amapá iron ore system, at a price of R$28.147 (US$18.056) per IronX share. Anglo American has committed to extend the offer to the minority shareholders of IronX at the same price per share of R$28.147. The successful completion of the offer to the minority shareholders will result in Anglo American owning 100% of the Minas-Rio project, 70% of the Amapá system and 49% of LLX Minas-Rio, the owner of the Port of Açu, at a cost of approximately US$5.5 billion in cash for 100% of the issued and outstanding shares of IronX.

For further information, please contact:

United Kingdom
James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

South Africa
Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

<u>Notes to Editors:</u>

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel: +44 (0)20 7968 8888 Fax: +44 (0)20 7968 8500
www.angloamerican.co.uk

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 200,869 of its ordinary shares on 5 August 2008 at prices between £25.35 and £27.09 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 21,215,387 ordinary shares in treasury, and has 1,321,701,327 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
6 August 2008

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 125,000 of its ordinary shares on 4 August 2008 at prices between £26.33 and £27.55 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 21,014,518 ordinary shares in treasury, and has 1,321,902,196 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
5 August 2008

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 1 August 2008:

- it had 1,342,916,714 issued ordinary shares of US$0.54945 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 20,889,518 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,322,027,196.

The total voting rights figure (1,322,027,196) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

N Jordan
Company Secretary
Anglo American plc
4 August 2008

END